EXHIBIT 1.1

DIRECTORS AND EXECUTIVE OFFICERS OF
THE ST. PAUL TRAVELERS COMPANIES, INC.,
ST. PAUL FIRE AND MARINE INSURANCE COMPANY,
SPLIT ROCK PARTNERS, LLC AND
WINDAMERE III, LLC

Since the Original Statement, Scott L. Glenn, Managing Member and Director of Windamere III, LLC and President, CEO and Chairman of Planet Technologies, Inc., acquired beneficial ownership of an additional 100,000 shares of Common Stock, resulting in Glenn owning an aggregate of 970,808 shares of Common Stock.